Guided Therapeutics, Inc.

15835 Peachtree Corners East, Suite B

Norcross, Georgia 30092

January 23, 2023

VIA EDGAR

Benjamin Richie

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Guided Therapeutics, Inc.
Registration Statement on Form S-1
Filed January 13, 2023
File No. 333-269229

Dear Mr. Richie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guided Therapeutics, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, January 25, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Gene S. Cartwright
Gene S. Cartwright
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP